Mail Stop 3561

August 18, 2008

By Facsimile and U.S. Mail

Ms. Karen M. Hoguet
Chief Financial Officer
Macy's, Inc.
7 West Seventh Street
Cincinnati, OH   45202

   Re: **Macy's, Inc.**
       Form 10-K for the Fiscal Year Ended February 2, 2008
       Filed April 1, 2008
       Form 10-Q for the Fiscal Quarter Ended May 3, 2008
       File No. 1-13536

Dear Ms. Hoguet:

   We have reviewed your supplemental response letter dated June 2, 2008 as well as your filing and have the following comments. As noted in our comment letter dated May 22, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended February 2, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

1. We note your response to our prior comment 4 regarding the impact on retail store operations of your merger with May Department Stores Company.   When discussing current operating results compared to the prior period in future filings, please also explain the reasons for the continuing decline in gross margin. Also, with respect to the decrease in net sales from 2006 to fiscal 2007, your response states 90 stores were closed. Please reconcile the 90 stores closed to the 18 stores you disclose as closed in your response to our prior comment 2 within the store activity data for 2007.

2. We also note from your response to our prior comment 4 the discussion regarding the announcement and the actions being taken in certain markets to implement the "My Macy's" localization initiative. Please disclose your estimate of the costs of this

initiative and explain how you anticipate measuring the effectiveness of the program. Please also clarify the date you commenced the program and the number of stores impacted.

Comparison of the 52 Weeks Ended February 2, 2008 and the 53 Weeks Ended February 3, 2007, page 18

3.   We note your response to our prior comment 6 regarding the inclusion of all internet sales and mail order sales in the calculation of comparable store sales data. With a view towards transparency, please revise your calculation of comparable store data to exclude all internet and mail order sales for all periods presented or disclose two calculations with and without the internet and mail order sales in future filings. Please show us what your disclosure will look like revised using fiscal years 2007, 2006 and 2005.

4.   We note your response to our prior comment 7. As discussed in previous years in comments by the staff, you disclose the dollar amount that net sales changed during each period, but consistently do not clarify or quantify in dollars for investors the primary business reasons for the change. Since you state new store operating results is not a significant contributor to the change each period in net sales, we believe you should then quantify each period the dollar change from comparable store sales and the dollar change in internet and mail order sales to comply with Item 303(a)(3) of Regulation S-K. Please revise your disclosure accordingly.

Merchandise Inventories, page 25

5.   We note your response to our prior comment 9 regarding your disclosure relating to the amount of actual inventory shrinkage compared to estimates made by management. Please explain why you do not record an estimate of shrinkage each accounting period based on historical experience. If you do, please revise your disclosure to clarify this fact. Please also tell us and disclose if the actual amount of inventory shrinkage represents a material adjustment to inventory.

Consolidated Financial Statements
Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, page F-9

6.   We note your response to our prior comment 14 regarding the manner in which you now manage retail store operations and the related compliance with the segment reporting requirements of SFAS 131. Tell us how you measure the performance of each operating segment and the responsible divisional manager. Please confirm that each divisional manager reports to the Chief Operating Decision Maker. Given the new organizational and management structure, please provide for all periods presented copies of recent internal reports presenting the sales and gross margins for the seven operating segments

being aggregated for reporting purposes. Please also further explain how you concluded all of the economic characteristics of the operating divisions of Macy's Direct and Bloomingdale's Direct, when compared to the retail stores, met the aggregation requirements outlined in paragraph 17 of SFAS 131.

Note 5. Accounts Receivable, page F-21

7.   We note your responses to our prior comments 13 and 17 regarding your responsibilities under the Program Agreement with Citibank and the related disclosure of the amount of income earned under this agreement. Please tell us and revise your disclosure to disclose for all periods presented the amount of income earned under the Program Agreement which is netted against selling, general and administrative expenses, or provide us support that the amount of income earned under the Program Agreement with Citibank for all periods presented is not material. Refer to paragraph 17 of SFAS 140.

Form 10-Q, for the quarter ended May 3, 2008, filed June 9, 2008

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

8.   We understand you recorded a $50 million non-cash asset impairment charge related to certain private label brands during the second quarter 2008. In this regard, we note your continued decline in store operating results, negative comparable stores sales performance and your shares of common stock are trading at a price much lower than a year ago. Along with lower consumer confidence and an unfavorable retail climate, there are key indicators warranting a close review of the $9.6 billion in goodwill and other indefinite-lived intangible assets for impairment. Please provide us your analysis of your annual impairment review performed at the end of the fiscal month of May 2008 along with any analysis performed in the last quarter of the fiscal year ended February 2, 2008. Refer to paragraphs 26 through 28 of SFAS 142.

Item 6. Exhibits

Exhibits 31.1 and 31.2

9.   Please delete the title of each officer from the first sentence of each certification that you file. The certification filed should be in the exact format as provided by Item 601(b)(31) of Regulation S-K. Please confirm the inclusion of the title of your principal executive officer and your principal financial officer in the first line of each certification was not intended to limit the capacity in which such individuals provided the certifications filed with your Form 10-Q for the fiscal quarter ended May 3, 2008.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us a response. You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 if you have any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief